Exhibit 99.1

Eupraxia Pharmaceuticals Reports Fourth Quarter and 2023 Financial Results

Victoria, B.C. - April 1, 2024 - Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (TSX: EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet need, today announced its financial results (prepared in accordance with U.S. GAAP) and operational highlights for the fourth quarter ended December 31, 2023. All amounts are expressed in U.S. dollars unless otherwise indicated.

“The interim results from our ongoing Phase 1b/2a RESOLVE trial, which is evaluating the safety and efficacy of EP-104GI as a treatment for eosinophilic esophagitis, demonstrate this product candidate’s significant potential,” said Dr. James Helliwell, CEO of Eupraxia. “In addition, we remain confident about the results from our recent end-of-Phase 2 meeting with the U.S. FDA, which clarifies our development path moving forward for EP-104IAR. The Company is continuing planning and preparation in support of the Phase 3 osteoarthritis program at this time. Subsequent to quarter end, we further strengthened our balance sheet, supporting the ongoing advancement of our product candidates. Based on the significant data generated for EP-104GI and EP-104IAR, the Company is continuing to evaluate the potential to further de-risk development programs through partnering. In addition, Eupraxia is continuing to pursue a Nasdaq listing for its common shares.”

Change to Reporting Currency and U.S. GAAP

Effective December 31, 2023, the Company changed its reporting currency to the U.S. dollar (“USD”) from the Canadian dollar (“CAD”). As such, all prior amounts originally reported in CAD are now reported in USD. The Company has retained the Canadian dollar as its functional currency.

The Company’s consolidated financial statements have also been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as issued by the Financial Accounting Standards Board (“FASB”). Previously, the Company prepared its financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The changes in reporting currency and adoption of GAAP were made to enhance the comparability of the Company's results with other publicly traded companies in the life sciences industry.

Selected Operational and Financial Highlights for the Fourth Quarter

•	Announced positive data from the first cohort of the RESOLVE Phase 1b/2a clinical trial in eosinophilic esophagitis (“EoE”), with efficacy signals even at the initial low dose (4 x 1mg injections), including meaningful symptom improvement in all patients to at least 12 weeks.
•	Disclosed initiation of second cohort for the RESOLVE trial, with dose escalation approved by the Company’s Safety Review Committee based on data available from the trial’s first cohort, with all second cohort patients subsequently enrolled and dosed.
•	Subsequent to quarter-end, announced additional data from the ongoing RESOLVE trial, which showed no serious treatment related adverse events in either the first or second cohort. The second cohort demonstrated an average 60% and 80% reduction in Dysphasia and Odynophagia Likert scores, respectively; first cohort patients had maintained signs of efficacy to six months.
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•	Submitted the dossier necessary for an end-of-phase 2 meeting with the U.S. Food and Drug Administration regarding the Phase 2b SPRINGBOARD trial, which is evaluating EP-104IAR as a treatment of osteoarthritis of the knee.
•	The end-of-phase 2 meeting with the FDA was completed subsequent to quarter-end and items discussed addressed non-clinical and clinical topics, including discussions on the size of the required safety database, and the main design elements of repeat dose study and the comparative bioavailability study required to satisfy requirements for a 505(b)(2) approval pathway. The Company believes a clear understanding of the development path to approval has been established as a result of the meeting.
•	Presented data from the Company’s SPRINGBOARD trial at the 2023 Annual Meeting of the American College of Rheumatology.
•	Subsequent to quarter-end, on March 15, 2024, closed an overnight marketed offering for gross proceeds of CAD$33.9 million. The financing was heavily supported by current shareholders of the Company.

Fourth Quarter 2023 Financial Review

The Company incurred a net loss of $10.6 million for the three months ended December 31, 2023, versus $7.8 million for the three months ended December 31, 2022. For the year ended December 31, 2023, the Company included a net loss of $29.0 million versus $19.0 million for the year ended December 31, 2022. The increase in net loss was primarily driven by higher costs associated with the conduct of multiple clinical programs, and increased costs associated with business development and financing activities.

The Company had cash and cash equivalents of $19.3 million as of December 31, 2023, up from $18.3 million at December 31, 2022. On March 15, 2024, the Company announced it had closed an overnight marketed public offering of common shares for gross proceeds, including the over-allotment, of $25,026,073 (CAD$33,867,784). These funds are being used to fund clinical trials with EP-104GI and EP-104IAR. The remainder of the proceeds will be used for general and administrative expenses, a milestone payment, working capital needs and other general corporate purposes. Assuming the Company is able to refinance its existing debt facility with Silicon Valley Bank, management anticipates cash resources, including proceeds from the recently closed offering, will be sufficient to fund the Company through to the third quarter of 2025.

Immediately following completion of the overnight marketed public offering, the Company had 35,662,553 common shares issued and outstanding.

Financial Statements and Management Discussion & Analysis

Please see the audited consolidated financial statements and related MD&A for more details. The audited consolidated financial statements for the year ended December 31, 2023, and related MD&A have been reviewed and approved by Eupraxia's Audit Committee and Board of Directors. For a more detailed explanation and analysis, please refer to the MD&A that has been filed under the Company's profile on SEDAR+ at sedarplus.ca and will be available on the Company's website at www.eupraxiapharma.com.

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 About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. The Company strives to provide improved patient benefit and has developed technology designed to deliver targeted, long-lasting activity with fewer side effects. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery, with extended duration of effect, and offers multiple, highly tuneable PK profiles. This investigational technology can be engineered for use with multiple active pharmaceutical ingredients and delivery methods.

Eupraxia recently completed a Phase 2b clinical trial (SPRINGBOARD) for its lead product candidate, EP-104IAR, for the treatment of pain due to OA of the knee. The trial met its primary endpoint and three of the four secondary endpoints. Eupraxia has expanded the EP-104 platform into gastrointestinal disease with the Phase 1b/2a RESOLVE trial for treating EoE. Eupraxia is also developing a pipeline of later- and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements in this news release include statements regarding the Company's business strategies and objectives, including current and future plans and opportunities, expectations and intentions; statements regarding the Company’s clinical trials, including the Company’s planning and preparation for the Phase 3 osteoarthritis program; the ability of the Company to execute on its business strategy; the potential of partnerships to de-risk the Company’s development programs; the Company’s pursuit of a Nasdaq listing for its common shares; the Company having sufficient resources, including anticipated funding from its current cash and expected refinancing of its existing debt facility with Silicon Valley Bank; the advancement of opportunities stemming from the Company’s delivery technology and expansion of pipeline designs; the results gathered from the Company’s end-of-phase 2 meeting with the FDA; the potential of Eupraxia's product candidates; the Company’s expectations regarding its product designs, including with respect to patient benefit, duration, safety, effectiveness and tolerability; the results gathered from studies of Eupraxia’s product candidates; the potential for the Company’s technology to impact the drug delivery process; the competitive advantages of the Company’s technology; the benefits to patients from the Company’s drug platforms; the translation of the Company’s technologies and expansion of its offerings into clinical applications; and the use of the terms “EP-104IAR”, “EP-104GI”, and “EP-104” in future disclosure.

Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; and the Company’s ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect.

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The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company’s limited operating history; the Company’s novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company’s current license agreement may not provide an adequate remedy for its breach by the licensor; the Company’s technology may not be successful for its intended use; the Company’s future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company’s clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company’s ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company’s operations; the Company’s restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company’s common share price; and other risks and uncertainties described in more detail in Eupraxia’s public filings on SEDAR+ (sedarplus.ca). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.

778.401.3302

degan@eupraxiapharma.com

For investor inquiries, please contact:

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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